                                                                    EXHIBIT 11.1

                                  KEVCO, INC.
                   COMPUTATION OF EARNINGS PER COMMON SHARE
                   (in thousands, except per share amounts)
                                  (unaudited)


                                                                                     March 31,
                                                                               -------------------
                                                                                 1997       1996
                                                                               --------   --------
Primary earnings
   Net income                                                                  $  1,916   $  1,836 (1)

Shares
   Weighted average number of common shares outstanding                           6,809      4,395
   Conversion of options issued and outstanding                                     135         49
   Other shares                                                                      -         264 (2)
                                                                               --------   --------
   Weighted average number of common shares outstanding as adjusted               6,944      4,708
                                                                               ========   ========
Primary earnings per common share                                              $   0.28   $   0.39
                                                                               ========   ========

     Earnings per share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents are computed using the treasury stock method. Under the treasury stock method, market price is used to determine the number of common share equivalents.

(1) Net income for the three months ended March 31, 1996 has been adjusted to reflect a provision for income taxes, which gives effect to the change in the Company's income tax status to a C corporation concurrently with the consummation of the Company's initial public offering. (See footnote 5)

(2) Amount reflects the assumed issuance of Common Stock at the initial public offering price per share, less underwriting discount, to generate sufficient cash to fund the distribution of undistributed earnings previously taxed at the stockholder level. (See footnote 5)